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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549               SEC File #
                                                                   0-23049
                                  FORM 12b-25
                           NOTIFICATION OF LATE FILING            Cusip #
                                                                  784872103

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                    For Period Ended: September 30, 2001
                                      ------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
_____________________________________________________________________________
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|Read Instruction (on back page) Before Preparing Form, Please Print or Type|
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| Nothing in this form shall be construed to imply that the Commission has  |
|              verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
     SVI Solutions, Inc.
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Former Name if Applicable
     SVI Holdings, Inc.
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Address of Principal Executive Office (Street and Number)
     5607 Palmer Way
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City, State, Zip Code
     Carlsbad, CA  92008
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.






PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

SVI Solutions, Inc. (the "Company") was unable to file its Form 10-Q for the fiscal quarter ended September 30, 2001 on the due date of November 14, 2001. Management has not been able to complete its preparation of the information called for in Form 10-Q, nor has it been able to perform the supervision and review of the Form 10-Q required by the Company's internal procedures.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Barry M. Schechter                   (760)             496-0280
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     (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment A
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                               SVI Solutions, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2001                      By: /s/ Barry M. Schechter
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                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                                  ATTACHMENT A

SVI Solutions, Inc. (the "Company") expects to report a net loss of approximately $3.3 million for the quarter ended September 30, 2001 compared to a net loss of approximately $4.7 million for the quarter ended September 30, 2000.